UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58

                                 March 31, 2004

                               Exelon Corporation

                            10 South Dearborn Street
                                   37th Floor
                                 P.O. Box 805379
                             Chicago, IL 60680-5379














Inquiries concerning this Form U-9C-3
   should be directed to:                             Scott Peters
                                                      Exelon Corporation
                                                      10 South Dearborn Street
                                                      38th Floor
                                                      P.O. Box 805379
                                                      Chicago, IL 60680-5379

TABLE OF CONTENTS

Item                                                                   Page
Number                                                                 Number
   1   Organization Chart                                                3
   2   Issuances and Renewals of Securities and Capital Contributions    5
   3   Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
               Behalf of Associate Companies                             6
           Part II - Transactions Performed by Associate Companies
               On Behalf of Reporting Companies                          6
   4   Summary of Aggregate Investment                                   7
   5   Other Investments                                                 8
   6   Financial Statements and Exhibits                                 9
       Signature                                                         1











                                       2
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



ITEM 1.  ORGANIZATION CHART
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                                                         Energy or      Date of     % Voting
              Name of Reporting Company                 Gas-Related   Organization  Securities       Nature of Business
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
Exelon Corporation                                                                              (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
 Exelon Energy Delivery Company, LLC                                                            (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Commonwealth Edison Company                                                                  (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Commonwealth Research Corporation *               Energy          06/08/1976        100%  Energy-related (Category 1,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   PECO Energy Company                                                                          (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       East Coast Natural Gas Cooperative, LLC          Energy          03/15/1995      41.12%  Energy-related (Category 9)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Horizon Energy Company *                          Energy          02/06/1995        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
 Exelon Ventures Company, LLC                                                                   (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
  Exelon Generation Company, LLC                                                                (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
    Exelon AOG Holding # 1, Inc.                                                                (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
    Exelon AOG Holding # 2, Inc.                                                                (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Exelon New England Power Marketing, LP            Energy          03/24/1999        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
    Exelon New England Holdings, LLC                                                            (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       Exelon New England Power Services, Inc.          Energy          02/05/1998        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       Exelon Boston Services, LLC                      Energy          09/19/2000        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       Exelon Hamilton, LLC                             Energy          03/31/1999        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Penesco Company, LLC                                 Energy          06/06/2001        100%  Energy-related (Category 7,9)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Cenesco Company, LLC                                 Energy          12/31/2001        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   ExTex Retail Services Company, LLC                   Energy          05/12/2003        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Exelon Allowance Management Company, LLC             Energy          11/08/2001        100%  Energy-related (Category 2)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Exelon Power Labs, LLC                               Energy          11/08/2002        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Exelon SHC, Inc.                                                                             (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Keystone Fuels, LLC                               Energy          10/17/2000      20.99%  Energy-related (Category 9)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
      Conemaugh Fuels, LLC                              Energy          10/16/2002      20.72%  Energy-related (Category 9)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   ExTex Marketing, LLC                                 Energy          05/13/2002        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       ExTex Power, LP                                  Energy          05/13/2002         99%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
   Exelon Energy Company                                Energy          01/04/1999        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
     AllEnergy Gas & Electric Marketing Company, LLC    Energy          09/12/2000        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
       Texas-Ohio Gas, Inc.                             Energy          08/12/1987        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
  Exelon Enterprises Company, LLC                                                               (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Exelon Services, Inc.                          Energy          07/13/1999        100%  Energy-related (Category 1,
                                                                                                2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Exelon Services Federal Group, Inc          Energy          12/30/1988        100%  Energy-related (Category 1,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Unicom Power Holdings, LLC                     Energy          03/23/1999        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Unicom Power Marketing Inc.                    Energy          07/28/1997        100%  Energy-related (Category 5)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Exelon Enterprises Management, Inc.                                                    (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
           ECPH, LLC                                                                            (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Exelon Capital Partners, Inc.                                                       (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Exelon Enterprises Investments, Inc.                                             (a)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                  UTECH Climate Challenge Fund, L.P.    Energy          06/30/1995       24.4%  Energy-related (Category 2)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Adwin Equipment Company                        Energy          08/05/1968        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
         Exelon Thermal Holdings, Inc.                  Energy          08/05/1997        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
           Thermal Chicago Corporation                  Energy          10/03/2003        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Northwind Chicago LLC                       Energy          08/05/1999        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Exelon Thermal Technologies, Inc.           Energy          07/30/1993        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
             ETT National Power Inc.                    Energy          08/15/1997        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
              Northwind Midway LLC                      Energy          06/02/1998        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Exelon Thermal Development, Inc.            Energy          02/05/1997        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
           ETT Boston Inc.                              Energy          12/22/1995        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
              Northwind Boston LLC                      Energy          01/05/1996         25%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
           ETT Houston Inc.                             Energy          02/05/1997        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
           ETT North America Inc.                       Energy          07/18/1996        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
              Northwind Thermal Technologies Canada     Energy          08/01/1996        100%  Energy-related (Category 6,7)
Inc.
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                 ETT Canada, Inc.                       Energy          08/01/1996        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                   Northwind Windsor                    Energy          07/18/1996         50%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------

* Denotes inactive corporation.
(a) Directly and / or indirectly holds securities in energy-related companies.



Item 1 ORGANIZATION CHART
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
Name of Reporting Company                               Energy or       Date of     % Voting    Nature of Business
                                                        Gas-Related   Organization  Securities
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            ETT Nevada Inc.                             Energy          10/30/1997        100%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Northwind Aladdin LLC                    Energy          10/28/1997         75%  Energy-related (Category 6,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
           F&M Holdings Company, LLC                    Energy          09/18/2003        100%  Energy-related (Category
                                                                                                1,4,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
             EIS Engineering, Inc*                      Energy          12/11/2000        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                  InfraSource Field Services, LLC*      Energy          11/23/1998        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Fischbach and Moore Electric, Inc.          Energy          08/12/1999        100%  Energy-related (Category
                                                                                                1,2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Rand-Bright Corporation*                    Energy          02/11/1985        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            II Services, Inc.                           Energy          05/28/1999        100%  Energy-related (Category
                                                                                                1,2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            NEWCOSY, Inc                                Energy          08/12/1999        100%  Energy-related (Category
                                                                                                1,2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            NEWCOTRA, Inc.                              Energy          08/12/1999        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
              Fishbach and Moore, Inc. .                Energy          04/01/1924        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                Fishbach and Moore Electrical           Energy          07/22/1946        100%  Energy-related (Category 7)
Contracting, Inc.
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
                T.H. Green Electric Co., Inc.           Energy          07/06/1926        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               OSP Servicios S.A. de C.V. *             Energy          09/30/1996        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               Universal Network Development Corp.      Energy          01/01/1901         49%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            Oldco VSI Inc.                              Energy          04/20/2000        100%  Energy-related (Category
                                                                                                1,2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
              EGW Meter Services, LLC                   Energy          12/01/2002        100%  Energy-related (Category
                                                                                                1,2,7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
            EIS Investments, LLC                        Energy          11/14/2000        100%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------
               WCB Services, LLC*                       Energy          1/1/192001         49%  Energy-related (Category 7)
------------------------------------------------------- ------------- ------------- ----------- ------------------------------



* Denotes inactive corporation
(a) Directly and / or indirectly holds securities in energy-related companies.
Notes:

1.   The following companies were sold during the first quarter of 2004: None.

2.   The following name changes occurred during the first quarter of 2004:

     None.

3.   The following are newly created companies:

     ECPH, LLC an intermediate holding company, formation in Delaware on 1/21/2004.

4.   The following company was dissolved during the first quarter of 2004.

     Northwind Las Vegas, LLC

5.   The following restructuring occurred in the first quarter of 2004:

     Effective January 1, 2004, Exelon contributed its interest in Exelon Energy
     Company  to  Generation.  The  transaction  had no impact on the assets and liabilities of Exelon Energy Company,  which were previously  reported as a part of the Enterprises segment. Beginning in 2004, Exelon Energy Company's
     assets  and   liabilities   and  results  of  operations  are  included  in
     Generation's financial statements.

     The  following  summary  represents  the assets and  liabilities  of Exelon
     Energy Company that were transferred to Generation as of January 1, 2004:

--------------------------------------------------------------------------------
Current assets (including $5 million of cash)             $ 89
Property, plant and equipment                                2
Deferred debits and other assets                            13
Current liabilities                                        (96)
Deferred credits and other liabilities                     (10)
Accumulated other comprehensive loss                        (2)
Member's equity                                              4





                                       4
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


ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
(in thousands of dollars)
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
                                   Principal                                        Person to     Collateral   Consideration
   Company         Type of         Amount of        Issue or                      Whom Security   Given With   Received For
   Issuing         Security        Security          Renewal         Cost of        Was Issued     Security    Each Security
  Securities        Issued                                           Capital
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
II Services,    Revolving                   320       Issue       LIBOR plus 50   Exelon          None                   320
inc.            credit                                            basis points    Enterprises
                                                                                  Company, LLC
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon          Revolving                   350       Issue       LIBOR plus 50   Exelon          None                   350
Enterprises     credit                                            basis points    Enterprises
Management,                                                                       Company, LLC
Inc.
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
F&M Holdings,   Revolving                 7,875       Issue       LIBOR plus 50   Exelon          None                 7,875
LLC             credit                                            basis points    Enterprises
                                                                                  Company, LLC
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon Energy   Revolving                75,000       Issue       One month       Exelon          None                75,000
Company         credit                                            LIBOR plus      Generation
                                                                  .625            Finance
                                                                                  Company, LLC
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------
Exelon           Revolving                  500       Issue       LIBOR plus       Exelon         None                   500
PowerLabs, LLC   credit                                           50 basis points  Enterprises
                                                                                   Company, LLC
--------------- --------------- ---------------- ---------------- --------------- --------------- ------------ --------------


Capital Contributions (in thousands of dollars):

------------------------------------------- ---------------------------------------- ----------------------------------------
Company Contributing Capital                Company Receiving Capital                Amount of Capital Contribution
------------------------------------------- ---------------------------------------- ----------------------------------------
None.
------------------------------------------- ---------------------------------------- ----------------------------------------



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                                       5
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ITEM 3.  ASSOCIATE TRANSACTIONS
     Part I.  Transactions Performed by Reporting Companies on Behalf of Associate Companies
-------------------------------------------------------------------------------------------------------------------
 Reporting Company Rendering   Associate Company Receiving      Types of Services Rendered    Total Amount Billed
          Services                       Services
-------------------------------------------------------------------------------------------------------------------
                                                                                                 (thousands of
                                                                                                    dollars)
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Exelon Business Services       Security System                                    46
                              Company
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Commonwealth Edison Company    Maintenance and Construction                       17
                                    Services
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Exelon Energy Company          IT Services/Facility Charges                       97
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Exelon Enterprises Company,    IT Services/Facility Charges                       23
                              LLC
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Exelon Business Services Group Construction Services                             240
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc.         Commonwealth Edison Company    Security System                                    26
-------------------------------------------------------------------------------------------------------------------
Exelon Services, Inc          PECO Energy Company            Security System                                    37
-------------------------------------------------------------------------------------------------------------------
Exelon Services Federal       Commonwealth Edison Company    Construction / Project                          4,395
Group, Inc.                                                  Management
-------------------------------------------------------------------------------------------------------------------
Exelon Services Federal       PECO Energy Company            Construction / Project                            481
Group, Inc.                                                  Management
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Development,   Northwind Aladdin LLC          Plant Operators                                    76
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Aladdin LLC          Administrative and General                          8
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Aladdin LLC          Plant Management                                   39
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Chicago LLC          District Cooling                                  255
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Chicago LLC          Plant Operators                                    85
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Chicago LLC          Rent                                               27
Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Thermal Technologies,  Northwind Midway LLC           Plant Operators                                   141
Inc.
-------------------------------------------------------------------------------------------------------------------
Northwind Chicago, LLC        Exelon Thermal Technologies,   Cooling                                           888
                              Inc.
-------------------------------------------------------------------------------------------------------------------
Exelon Power Labs, LLC        Exelon Generation Company, LLC Measuring & test equipment,                     2,077
                                                             technical services
-------------------------------------------------------------------------------------------------------------------
Exelon Power Labs, LLC        Exelon Energy Company          Measuring & test equipment,                       205
                                                             technical services
-------------------------------------------------------------------------------------------------------------------



ITEM 3.  ASSOCIATE TRANSACTIONS
     Part II.  Transactions Performed by Associate Companies on Behalf of Reporting Companies
------------------------------------------------------------------------------------------------------------------------
  Associate Company Rendering    Reporting Company Receiving Services Types of Services Rendered  Total Amount Billed
            Services
------------------------------------------------------------------------------------------------------------------------
                                                                                                 (thousands of dollars)
------------------------------------------------------------------------------------------------------------------------
Exelon Business Services Company F&M Holdings Company                 Legal                                         207
------------------------------------------------------------------------------------------------------------------------
Exelon Enterprises Company, LLC  Exelon Thermal Technologies, Inc.    Payroll - Executive                            21
------------------------------------------------------------------------------------------------------------------------
Exelon Business Services Company F&M Holdings Company                 Legal, IT and accounting                        2
------------------------------------------------------------------------------------------------------------------------
Exelon Business Services Company Exelon Thermal Technologies, Inc.    Legal                                         118
------------------------------------------------------------------------------------------------------------------------
Commonwealth Edison Company      Exelon Services Federal Group, Inc.  Management fee                                 33
------------------------------------------------------------------------------------------------------------------------
Exelon Power Labs, LLC           Exelon Energy Company                Measuring & test                              205
                                                                      equipment, technical
                                                                      services
------------------------------------------------------------------------------------------------------------------------



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                                       6
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



                                                ITEM 4. SUMMARY OF AGGREGATE INVESTMENT
                                                            March 31, 2004
                                                            (in thousands)


Investments in energy-related companies:

Total consolidated capitalization of Exelon Corporation
  as of March 31, 2004                                                                  $25,095,000   Line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                      $ 3,764,250   Line 2

Greater of $50 million or line 2                                                          3,764,250   Line 3

Total current aggregate investment subsequent to October 20, 2000 (categorized by major line of energy-related business):
     Energy-related business category 2                                              179,348
     Energy-related business category 5                                              249,722
     Energy-related business category 6                                               59,501
     Energy-related business category 7                                              375,083
     Energy-related business category 9                                                6,349
     Energy-related business category 10                                                  32
Total current aggregate investment                                                          870,034   Line 4
                                                                                            -------

Difference between the greater of $50 million
  or 15% of capitalization and the total
  aggregate investment of the registered
  holding company system (line 3 less line 4)                                           $ 2,894,216   Line 5
                                                                                          =========


Investments in gas-related companies:                                                   NONE




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ITEM 5.  OTHER INVESTMENTS

Filed under confidential treatment pursuant to Rule 104(b).

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements
--------------------


(1) Exhibit A-1 Statement of Income of Exelon Services, Inc. for three and twelve months ended March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(2) Exhibit A-2 Balance Sheet of Exelon Services, Inc. at March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(3) Exhibit A-3 Statement of Income of Exelon Thermal Holdings, Inc. for three and twelve months ended March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(4) Exhibit A-4 Balance Sheet of Exelon Thermal Holdings, Inc. at March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(5) Exhibit A-5 Statement of Income of Unicom Power Holdings, Inc. for three and twelve months ended March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(6)  Exhibit A-6 Balance Sheet of Unicom Power Holdings,  Inc. at March 31, 2004
     - filed under confidential treatment pursuant to Rule 104(b).

(7) Exhibit A-7 Statement of Income of Unicom Power Marketing, Inc. for three and twelve months ended March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(8)  Exhibit A-8 Balance Sheet of Unicom Power Marketing, Inc. at March 31, 2004
     - filed under confidential treatment pursuant to Rule 104(b).

(9) Exhibit A-9 Statement of Income of Adwin Equipment Company for three and twelve months ended March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(10) Exhibit A-10 Balance Sheet of Adwin Equipment Company at March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(11) Exhibit A-11 Statement of Income of F&M Holdings Company, LLC for three and twelve months ended March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(12) Exhibit A-12 Balance Sheet of F&M Holdings Company, LLC at March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(13) Exhibit B-1 Statement of Income of Penesco Company, LLC for three months and six months ended March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(14) Exhibit B-2 Balance Sheet of Penesco Company, LLC at March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(15) Exhibit B-3 Statement of Income of Cenesco Company, LLC for three and twelve months ended March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(16) Exhibit B-4 Balance Sheet of Cenesco Company, LLC at March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(17) Exhibit B-5 Statement of Income of Exelon Allowance Management Co. for three and twelve months ended March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(18) Exhibit B-6 Balance Sheet of Exelon Allowance Management Co. at March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(19) Exhibit B-7 Statement of Income of ExTex Marketing, LLC for three and twelve months ended March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(20) Exhibit B-8 Balance Sheet of ExTex Marketing, LLC at March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(21) Exhibit B-9 Statement of Income of ExTex Power, LP for the three and twelve months ended March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(22) Exhibit B-10 Balance Sheet of ExTex Power, LP at March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(23) Exhibit B-11 Statement of Income of Exelon New England Power Marketing LP for the three and twelve months ended March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(24) Exhibit B-12 Balance Sheet of Exelon New England Power Marketing LP at March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(25) Exhibit B-13 Statement of Income of Exelon New England Power Services, Inc. for the three and twelve months ended March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(26) Exhibit B-14 Balance Sheet of Exelon New England Power Services, Inc. at March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(27) Exhibit B-15 Statement of Income of Exelon Hamilton for the three and twelve months ended March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(28) Exhibit B-16 Balance Sheet of Exelon Hamilton at March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(29) Exhibit B-17 Statement of Income of Exelon Boston Services, LLC for the three and twelve months ended March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(30) Exhibit B-18 Balance Sheet of Exelon Boston Services, LLC at March 31, 2004
     - filed under confidential treatment pursuant to Rule 104(b).

(31) Exhibit B-19 Statement of Income of Exelon Energy Company for three and twelve months ended March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

(32) Exhibit B-20 Balance Sheet of Exelon Energy Company at March 31, 2004 - filed under confidential treatment pursuant to Rule 104(b).

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Exelon Corporation has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 28, 2004

                                                  Exelon Corporation
                                                        Registrant

                                         By:/s/ Matthew F. Hilzinger
                                            -------------------------
                                                 Vice President and
                                                  Corporate Controller





With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the first quarter of 2004 has been filed with Exelon Corporation's interested state commissions whose names and addresses are listed below.


Donna Caton, Chief Clerk
Illinois Commerce Commission
527 East Capitol Avenue
Springfield, Illinois 62706

James J. McNulty, Secretary
Pennsylvania Public Utility Commission
P.O. Box 3265
Harrisburg, Pennsylvania 17105-3265

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